SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Clarification Note

Copel’s Finance and Investor Relations Office, with regard to the news disclosed by the media today discussing our revenues, hereby clarifies and details some of the information published.

At the interview granted, the executive officer estimated that the conversion of the fee readjustment (average of 25.27%) into discount to clients in good stand did not have a significant impact on Copel’s revenue, since the incentive to regularity (essential requisite to be granted the discount) resulted in a recovery practically equal to past due revenues, allowing many clients to settle their debts with the Company.

Discussing the effects of this measure, the Finance Officer stated that the amount of past due bills, of R$ 187 million in June, could turn to approximately R$ 250 million if no action was taken.

He also added that this calculation excludes the effects that the readjustment itself could have on future consumption, a fact that could worsen and increase the problem even more. Additionally, the delinquency harms Copel twice, as Copel has already paid the ICMS tax over the energy consumed and not paid.

In his statements, the Executive Officer confirmed that the delinquency amount registered in June has been reduced by 35% (to R$ 122 million) by the end of September, as known by the market and, following this rhythm, it is possible to achieve total delinquency of R$ 87 million by the end of this year.

The full recovery of these debts and its’ incorporation to Copel’s revenues, as could be conveyed by the published article, were neither considered nor declared at that opportunity.

Lastly, it is important to highlight the importance of this and other measures taken by the State of Paraná Governor, Roberto Requião, to defend Copel’s interests and strenghthen the Company. Among them, the negotiation of the contracts with Cien, Itiquira power plant and UEG Araucária, and its active participation in the proposal for the definition of the new model for the Brazilian electric power sector, presented by Copel to the Mines and Energy Ministry

Curitiba, November 4, 2003.

Ronald Thadeu Ravedutti
Finance and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2003

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Ronald Thadeu Ravedutti
Ronald Thadeu Ravedutti Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.